Exhibit 3.8

AMENDMENT NUMBER ONE TO SECOND AMENDED AND RESTATED LIMITED LIABILITY COMPANY AGREEMENT OF TALLGRASS MLP GP, LLC
This Amendment Number One (“Amendment”) to the Second Amended and Restated Limited Liability Company Agreement of Tallgrass MLP GP, LLC, a Delaware limited liability company (the “Company”), dated as of May 17, 2013 (the “Agreement”), is hereby made and entered into as of February 19, 2015 (the “Effective Date”). Capitalized terms used but not defined herein are used as defined in the Agreement.
RECITALS
WHEREAS, the sole member of the Company has determined that it is in the best interest of the Company to modify the Agreement as stated below, and has approved the Amendment in accordance with the terms set forth below.
NOW, THEREFORE, the Agreement is hereby amended as follows:
Section 1. Amendment. Section 5.3 and Section 5.4 of the Agreement are each hereby amended to read in their entirety as follows:
Section 5.3 Regular Meetings. Regular meetings of the Board shall be held at such time and place as shall be designated from time to time by the Chairman of the Board, the President, any Vice President, the Secretary, or by resolution of the Board.
Section 5.4 Special Meetings. A special meeting of the Board may be called at any time at the request of the Chairman of the Board, the President, any Vice President, the Secretary, or a majority of the Directors then in office.
Section 2. Ratification of Agreement. Except as expressly modified and amended herein, all of the terms and conditions of the Agreement shall remain in full force and effect.
Section 3. Governing Law. This Amendment shall be construed in accordance with and governed by the laws of the State of Delaware without regard to principles of conflicts of laws.

In witness whereof, the sole member has executed this Amendment as of the Effective Date.

SOLE MEMBER:
TALLGRASS GP HOLDINGS, LLC

By:	/s/ David G. Dehaemers, Jr.
David G. Dehaemers, Jr.
President and Chief Executive Officer